Katherine R. Kelly Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-605-9475 katherine.kelly@bms.com

June 29, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2009

Filed February 19, 2010

File No. 1-1136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated May 26, 2010 regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategy, page 37

1. You disclose that you are on target to create $2.5 billion in annual productivity cost savings and cost avoidance by 2012. You also disclose that you expect that 90% of these savings will be realized by the end of 2010. Please disclose the nature of the efficiencies and the amount of reductions in expenses by line item in 2009. Please also disclose the nature of the efficiencies and the estimated amount of these reductions in expenses by line item for 2010, 2011, 2012.

Mr. Jim B. Rosenberg	Page 2

In future filings, we will clarify that the expected $2.5 billion of annual cost savings and avoidance from our productivity transformation initiative (“PTI”) is based on previous strategic plans for future years, that cost avoidance is a substantial part of the expected $2.5 billion, and that we measure our PTI cost savings and avoidance on an annualized run-rate basis and not by fiscal period so that once an action is taken, the full annual amount of the savings from that action is achieved regardless of when it occurs during the year. In addition, in the Annual Report on Form 10-K for each of the years ending December 31, 2010, December 31, 2011 and December 31, 2012, we will disclose the aggregate amount of the expected $2.5 billion in annual cost savings and avoidance that has been achieved as of the end of the reported year. We believe these additional disclosures will provide meaningful information for investors to better understand and assess the Company’s progress towards reaching its expected $2.5 billion of annual cost savings and avoidance through productivity initiatives.

The amount of cost savings and avoidance does not tie directly to our financial results by line item for any specific period. We believe therefore that it would not be meaningful, and could be potentially confusing to investors, to disclose the amount of PTI-related reductions in expenses by line item in 2009 or any future years. Instead, we will explain that the amount of cost savings and avoidance achieved does not tie directly to our results of operations by line item for any specific period. We will also disclose in future filings that approximately 60% of the expected $2.5 billion annual cost savings and avoidance from PTI relates to marketing, selling and administrative expenses, 20-25% relates to cost of products sold, and 15-20% relates to research and development expenses.

On page 2 of our 2009 Form 10-K, we describe the nature of the efficiencies to be realized by the Company’s PTI, including reducing general and administrative operations by simplifying, standardizing and outsourcing certain processes and services, rationalizing our mature brands portfolio, consolidating our global manufacturing network while eliminating complexity and enhancing profitability, simplifying our geographic footprint and implementing a more efficient go-to-market model. We also describe under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Strategy” significant actions taken by the Company in furtherance of its PTI goals during the reporting period, such as the sale of a mature brands business or the divestiture or closing of a significant manufacturing facility. In future filings, we will continue to disclose the nature of the efficiencies from PTI and, to the extent applicable, any significant PTI-related actions taken by the Company during the reporting period.

Product and Pipeline Developments, page 38

2. You incurred $3.6 billion, $3.5 billion and $3.2 billion on research and development activities, excluding acquired in-process research and development, in 2009, 2008 and 2007, respectively, representing 65%, 74% and 125% of earnings from continuing operations before income taxes, respectively, for these years.

Mr. Jim B. Rosenberg	Page 3

Please disclose the following information for each pipeline project listed here and Brivanib and Necitumumab (11F8) that are listed as in late-stage development on page nine:

•

The costs incurred during each period presented and to date on the project. To the extent the costs were shared with your collaboration partners (i.e. for Apixaban, Dapagliflozin, NTC-801, PEG-Interferon Lambda, ALD518, Necitumumab, and XL-184), also disclose the portion of total expenses that your obligations represent;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The period in which material net cash inflows from significant projects are expected to commence; and

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely.

For any other significant research and development projects disclose the nature, objective and status as well as the information in the above bullets. Please disclose your criteria for deeming a project significant. For the remainder of the research and development projects or group of related products that you do not consider significant, summarize the number of projects and the amounts capitalized as in-process research and development and the amounts charged to expense for each period by therapeutic category in preclinical versus clinical classifications. Please also provide an estimate of the nature, timing and costs to complete these programs.

We do not believe that the cost incurred on any individual R&D project is material to the Company. The Company manages its R&D projects on a portfolio basis, investing resources in each stage of research and development, from early discovery through late-stage development. Late-stage development programs (including the development of additional indications or formulations for marketed products) represent only approximately 30-40% of the Company’s annual R&D expenses and no investigational compound or product represents 10% or more of the R&D expenses in any of the last 3 years. It is also expected that no investigational compound or product will represent 10% or more of the Company’s R&D expenses this year.

Our ability to reasonably estimate the timing or costs of the efforts necessary to complete individual R&D projects or the period in which material net cash inflows from significant projects are expected to commence is limited. Such information about a potential product is highly speculative prior to regulatory approval, as there are numerous factors that affect the timing and estimated costs of developing a compound, as disclosed under “Item 1A. Risk Factors” in our 2009 Form 10-K. The recent developments related to our investigational compounds apixaban1 and belatacept2 are two examples within the

[1]	On June 10, 2010, we and our alliance partner Pfizer, Inc. announced that the companies have agreed to stop the Phase III AVERROES clinical trial of apixaban in patients with atrial fibrillation. The study will be stopped early because a predefined interim analysis by the independent Data Monitoring Committee (DMC) revealed clear evidence of a clinically important reduction in stroke and systemic embolism in patients with atrial fibrillation considered intolerant of or unsuitable for vitamin K antagonist therapy who received apixaban as compared to aspirin. This interim analysis also demonstrated an acceptable safety profile for apixaban compared to aspirin.
[2]	On May 1, 2010, we announced that the FDA has issued a complete response letter regarding the Biologics License Application (“BLA”) for belatacept in kidney transplantation. The complete response letter requests, among other things, the 36-month data from the ongoing Phase 3 studies to further evaluate the long-term effect of belatacept.

Mr. Jim B. Rosenberg	Page 4

last two months of the unpredictable nature of pharmaceutical drug development. Even after a compound receives regulatory approval, there are risks and uncertainties related to manufacturing and commercialization that could cause significant difficulties or delays in getting the product on the market, also as disclosed under “Item 1A. Risk Factors” in our 2009 Form 10-K. It is also uncertain whether an approved product will become commercially successful and, if commercially successful, what the timing would be of any material net cash inflows to the Company.

In addition, the specific costs of individual R&D projects and potential future net cash inflows is important business information about the Company that if disclosed could place it at a competitive disadvantage. For example, the Company’s ability to negotiate favorable and competitive terms in its agreements with potential future alliance partners would be adversely affected if third parties, including potential alliance partners and competitors, learn of its historical costs of developing a particular compound that is the subject of negotiations for a potential alliance arrangement. Similarly, disclosure of historical or potential future estimated costs for individual R&D projects, and the changes to such costs over time, could provide competitors with information about the Company’s R&D allocation and strategy that could potentially enable them to compete unfairly against the Company. The Company’s internal projections regarding the timing of potential future cash flows from investigational compounds is highly sensitive business information directly related the Company’s future revenue and earnings projections, which would harm the Company were it to be disclosed.

Although we do not believe we can disclose the timing or estimated costs of the efforts to complete each significant R&D project for all of the reasons stated above, we will disclose in future filings the expected timing of any potential significant new drug submission to health authorities that we believe can be reasonably estimated at the time of filing. We will expand our disclosure under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Product and Pipeline Developments” to include additional information about the risk and uncertainties related to potential delays and difficulties in the development of pharmaceutical compounds and the potential impact such delays could have on the Company’s financial position and liquidity.

In future filings, we will also disclose that no investigational compound or product represents 10% or more of the R&D expenses in any of the last 3 years, and we will disclose our criteria for deeming an R&D project to be significant, which is any program that is in Phase III clinical development. Under “Item 1. Business—Research and Development”, we will continue to disclose all of the Company’s investigational

Mr. Jim B. Rosenberg	Page 5

compounds that are in Phase III clinical development for at least one potential indication and will also disclose any Phase III clinical development programs for potential new indications or formulations of marketed products.

Results of Operations

Estimated End-User Demand, page 47

3. You indicate on page three that the U.S. and Canadian exclusivity covering PLAVIX is estimated to begin expiring in 2011 and 2012, respectively. Please revise your disclosure to discuss the impact that these expirations are expected to have on your results of operations and financial position.

Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2010, we will revise our disclosure under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Strategy” to discuss the impact that these expirations are expected to have on the Company’s results of operations and financial position.

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company

Joseph C. Caldarella, Bristol-Myers Squibb Company

Robert Owens, Bristol-Myers Squibb Company